UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                  FORM 6-K


        REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       For the month of January, 2005

                      Commission File Number: 333-7484

                         INNOVA, S. de R.L. de C.V.
       --------------------------------------------------------------
              (Translation of registrant's name into English)

   Insurgentes Sur 694 Piso 8, Col. Del Valle 03100 Mexico, D.F. Mexico
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                  (Address of principal executive offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


              Form 20-F       X                   Form 40-F
                           -------                          ------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

              Yes                                  No      X
                  -------                               ------



     (If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82 .) --------

                                 SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        INNOVA, S. de R.L. de C.V.
                                        ----------------------------------
                                                  (Registrant)


Dated: January 11, 2005                 By     /s/ Carlos Ferreiro Rivas
                                           ----------------------------------
                                           Name:   Carlos Ferreiro Rivas
                                           Title:  Chief Financial Officer

[GRAPHIC OMITTED - SKY LOGO]

FOR IMMEDIATE RELEASE
---------------------



                  INNOVA SUCCESFULLY COMPLETES REFINANCING
                  OF US$88 MILLION SENIOR NOTES DUE 2007
                     WITH A PESO DENOMINATED BANK LOAN


Mexico City, January 7, 2005 - Innova, S. de R.L. de C.V. today announced that on December 10th, 2004 it entered into a Ps. 1,012 million, 7-year bank loan with a fixed interest rate of 10.55% per annum with a Mexican financial institution. The net proceeds from the loan are being used today to pay the remaining US$88 million of Innova's 12 7/8% bond that matures in 2007. Grupo Televisa, S.A. and News Corporation are guaranteeing this loan 51% - 49% respectively.

With today's payment, Innova has redeemed all of the outstanding 2007 Senior Notes. Redemption price for the remaining US$88 million of Innova's 12 7/8% bond was 100.00% of the principal amount of such securities, plus accrued and unpaid interest to the date of redemption.

With this refinancing Innova strengthens its financial profile through a reduction of annual interest expense and exposure to foreign exchange fluctuations.


INNOVA, S. DE R.L. DE C.V., is a joint venture indirectly owned by Grupo Televisa, S.A., a Mexican corporation ("Televisa"), The News Corporation Limited, an US/Delaware corporation ("News Corporation"), and Liberty Media International Inc., a Delaware corporation. For more information, please visit www.sky.com.mx.

GRUPO TELEVISA S.A., is the largest media company in the Spanish-speaking world, and a major player in the international entertainment business. It has interests in television production and broadcasting, programming for pay television, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and show business promotions, feature film production and distribution, and the operation of a horizontal Internet portal. Grupo Televisa also has an unconsolidated equity stake in Univision, the leading Spanish-language television company in the United States. For more information, please visit www.televisa.com.

NEWS CORPORATION, is a diversified international media and entertainment company with operations in seven industry segments: filmed entertainment; television; cable network programming; direct broadcast satellite television; magazines and inserts; newspapers; book publishing; and other. The activities of News Corporation are conducted principally in the United States, the United Kingdom, Australia, Asia and the Pacific Basin. For more information, please visit www.newscorp.com.

LIBERTY MEDIA INTERNATIONAL, INC. owns interests in broadband distribution and content companies operating outside the U.S., principally in Europe, Asia and Latin America. For more information, please visit www.libertymediainternational.com.
---------------------------------

This press release contains forward-looking statements regarding Innova's results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release, including, but not limited to, statements regarding Innova's financial profile and the impact of the transaction on Innova's interest expenses and foreign exchange exposure should be read in conjunction with the factors described in "Item 3. Risk Factors" in the Company's Annual Report on Form 20-F, which among others, could cause actual results to differ materially from those contained in any oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.



Contacts:


CARLOS FERREIRO
Chief Financial Officer
Innova, S. de R.L. de C.V.
Insurgentes Sur No.694
Col. del Valle
Mexico City, 03100
(5255) 5448-4131
cferreiro@sky.com.mx
--------------------


JUAN CARLOS MUNOZ
Investor Relations
Innova, S. de R.L. de C.V.
(5255) 5448-4000 ext.6658
jmunoz@sky.com.mx
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